Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the

Six Months Ended June 30, 2024 and 2025

First Half 2025 Financial Highlights

Our revenue is derived from provision of professional services, sale of software licenses and maintenance licenses, sale of hardware solutions and provision of hosting and supporting services. The total revenue increased by $182,100 or 10.4%, from S$1,754,439 for the six months ended June 30, 2025 to S$1,936,539 for the six months ended June 30, 2025.

The following table presents the Group’s revenue disaggregated by product categories for the 6 months ended June 30, 2024 and 2025, respectively:

	For the six months ended June 30,
	2024	2025	2025	Change	Change
	S$	S$	US$	S$	%
Revenue:
Provision of professional services	596,702	919,618	716,046	322,916	54.1%
Sale of software licenses and maintenance licenses	1,157,645	833,071	648,658	(324,574)	-28.0%
Sale of hardware solutions	-	183,635	142,985	183,635	-
Provision of hosting and supporting service	92	215	167	123	133.7%
Total	1,754,439	1,936,539	1,507,856	182,100	10.4%

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Point in time	596,794	1,103,376	859,031
Overtime	1,157,645	833,163	648,825
Total	1,754,439	1,936,539	1,507,856

Provision of Professional Services

For the six months ended June 30, 2025, revenue from provision of professional services increased by S$322,916 compared to the same period in 2024. The increase was achieved as the Group has secured a new Real-Time Engine Project in Singapore and Real-Time Engine enhancement by existing Brunei Customer.

Sale of software licenses and maintenance licenses

For the six months ended June 30, 2025, revenue from sale of software licenses and maintenance licenses decreased by S$324,574 compared to the same period in 2024. The decrease was mainly due to the expiration of an existing contract with customer in Laos.

Sale of hardware solutions

For the six months ended June 30, 2025, revenue from sale of hardware solution increased by S$183,635 compared to the same period in 2024. The Cambodian team has successfully started the QR Soundbox Terminal Business Line and sales was fulfilled in May 2025.

Cost of Revenue

Our cost of revenue decreased by S$168,146 or 22.7%, from S$740,039 for the six months ended June 30, 2024 to $571,893 for the six months ended June 30, 2025. The costs of revenue decreased as sales of license maintenance for 3rd Party Software has decreased.

Gross Profit

For the six months ended June 30, 2025, gross profit increased by S$350,246 or 34.5% compared to the same period in 2024 due to the change in revenue composition. The gross profit margin increased from 57.8% for the six months ended June 30, 2024 to 70.5% for the six months ended June 30, 2025. The Group recorded a significant increase in revenue from provision of professional fees while sales of software licenses and maintenance licenses decreased significantly. This causes the gross profit margin to increase as there is lesser reliance on external vendors which reduces the cost incurred for these licenses.

Operating Expenses

Our total operating expenses increased by S$28,427, or 2.2%, from S$1,280,504 for the six months ended June 30, 2024 to $ 1,308,931 for the six months ended June 30, 2025. This increase was mainly attributable to 1.) an increase of S$109,092 in general and administrative expenses, or G&A expenses and 2.) a decrease of S$84,350 in research and development, or R&D expenses. The increase in G&A expenses during this period was primarily increase in staff salary as more due to increase manpower for to deliver projects. R&D expenses decreased significantly as our Real-Time Payment product was completed was subsequently monetised.

 Other income

Our other income decreased by S$5,540, or 136.6%, from S$12,787 for the six months ended June 30, 2024 to $7,247 for the six months ended June 30, 2025. This is primarily due to the loss of rental income for rental of office space.

Interest expense

Our interest expense increased by S$12,094 or 74.1%, from S$16,315 for the six months ended June 30, 2024 to $ 28,409 for the six months ended June 30, 2025. TechCreate Solution Private Limited drawn down a working capital loan of S$350,000 in May 2024 and has incurred interest expense of S$2,260 for six months ended June 30, 2024 which is significantly lower than interest expense of S$11,746 for six months ended June 30, 2025.

Income tax expense

Our income tax expense (withholding tax expense) decreased by $29,587, or 35.1%, from $84,286 for the six months ended June 30, 2024 to $54,699 for the six months ended June 30, 2025. The decrease is due to lesser billings made to Brunei, Cambodia and Laos.

Net income/(loss)

Our net loss was $20,146 for the six months ended June 30, 2025, compared to net loss of $353,918 for the six months ended June 30, 2024. The increase mainly due to the increase in gross profit and gross profit margin.

Liquidity

Our working capital has historically been generated from our operating cash flows, working capital and loans from bank facilities. As of June 30, 2025, we had cash and cash equivalents of approximately S$0.80 million, working capital of approximately S$1.30 million and total shareholders’ equity of approximately S$0.87 million. As of June 30, 2024, our cash and cash equivalents of approximately S$0.80 million, working capital of approximately $0.94 million and total shareholders’ equity of approximately $0.30 million.

Recent Developments

The Company evaluated all events and transactions from December 31, 2024 up to report date, which is the date that these consolidated financial statements are available to be issued.

On July 23, 2025, the Company has adopted a Share Incentive Plan by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders.

On November 20, 2025, the Group has announced its intention to award its employees share option for their contribution to the Group.

There are no further material subsequent events that require disclosure in these consolidated financial statements.

About TechCreate Group Ltd.

TechCreate Group Ltd. is a Singapore-based payment software solutions provider. Founded in 2015, the Company delivers digital payment and infrastructure solutions to financial institutions, telecommunications, deposit insurance, and enterprises. TechCreate’s offerings include real-time payment systems, digital banking platforms, API management, cybersecurity, and cloud computing. Its proprietary Artificial Intelligence Real-Time Engine (AI-RTE) is designed to enable fast, secure, and efficient payment processing. For more information, visit https://www.techcreate.com.sg/.

Exchange Rate

The Company’s business is primarily conducted in Singapore and all of the revenues are denominated in Singapore States Dollars (“SGD”). This announcement contains translations of certain SGD amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from SGD to USD are made at the rate of SGD 1.2758 to US$1.00, the monthly exchange rate set forth in the by Monetary Authority of Singapore. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The accompanying condensed consolidated interim financial statements for the six months ended June 30, 2025 are unaudited and were not subject to a review by the independent registered public accounting firm.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Any forward-looking statements contained in this press release speak only as of the date hereof, and TechCreate Group Ltd. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TCGL@gateway-grp.com